Exhibit 99.1

Motif Bio Reports Year-End 2016 Financial Results

NEW YORK, May 1, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced financial results for the year ended December 31, 2016.

“Motif Bio made significant progress in 2016 towards our goal of bringing our novel antibiotic candidate, iclaprim, to patients with serious and life-threatening infections. The announcement of positive Phase 3 topline results for iclaprim in REVIVE-1 was a major achievement for Motif Bio and we expect to announce the topline data from REVIVE-2, the second Phase 3 trial, in the second half of 2017,” commented Graham Lumsden, CEO of Motif Bio plc.

Recent Corporate Developments

•                  Announced positive topline results for iclaprim in the REVIVE-1 Phase 3 study of Acute Bacterial Skin and Skin Structure Infections (ABSSSI)

•                  Data from REVIVE-2, which uses an identical protocol to REVIVE-1 but has different trial centers, has more than 80% of the total patients enrolled, and data is expected in the second half of 2017

•                  Achieved a NASDAQ listing

•                  Closed a U.S. initial public offering and a concurrent European placement with aggregate net proceeds of $21.5 million, which brought the total raised by the Company to approximately $65 million

•                  Appointed Robert Dickey IV as Chief Financial Officer

•                  Presented two posters at ID Week 2016.The first showed new data demonstrating that iclaprim is highly potent in vitro against bacterial strains associated with clinical Hospital Associated Bacterial Pneumonia (HABP) and Skin and Skin Structure Infections (SSSI) clinical isolates. The second poster described the potential benefits of an optimized 80mg fixed dose of iclaprim administered intravenously over 120 minutes, that is being used in the REVIVE Phase 3 clinical trials. Improvement by approximately 30% in the PK/PD parameters associated with efficacy, AUC/MIC and t/MIC, was seen compared to the previously studied weight based dose of 0.8 mg/kg.

•                  Completed preparations for INSPIRE, a Phase 3 trial designed to study the safety and efficacy of iclaprim in patients with HABP, including Ventilator Associated Bacterial Pneumonia (VABP)

•                  Completed additional research with clinicians and payers to understand how iclaprim may be able to address the unmet need in hospitalized ABSSSI patients with renal impairment with/without diabetes

Full Year 2016 Financial Results

•                  For the full year, Motif Bio reported a net loss of $40.3 million, or $(0.35) per share (basic and diluted) compared to a net loss of $8.5 million, or $(0.14) per share (basic and diluted) during the same period in 2015.

•                  Research and development (R&D) costs for 2016 were $34.8 million compared to $4.7 million during 2015. Higher R&D costs in 2016 were primarily attributable to the commencement of iclaprim clinical development. Clinical development expenses are a significant component of our research and development expenses and product candidates in later stage development generally have higher costs.

•                  General and administrative expenses for 2016 were $4.9 million compared to $3.6 million during 2015. The increase is primarily due to the costs associated with the filing of a registration statement relating to the initial public offering in the U.S.; costs associated with being a public company in both the United Kingdom and the U.S.; and increases in the costs of outside professional services.

•                  Cash and cash equivalents were $21.8 million as of December 31, 2016.

•                  As of December 31, 2016, the Company had 195.7 million ordinary shares outstanding.

Motif Bio has filed its U.S. Annual Report on Form 20-F for the year ended December 31, 2016 with the US Securities and Exchange Commission (“SEC”). The Form 20-F is available to download, either from the Investors section of the Company website at www.motifbio.com, the SEC website at www.sec.gov or from the link below.

http://www.globenewswire.com/NewsRoom/AttachmentNg/c711e1c1-c389-4783-9a8f-fede29bd328c

About iclaprim

Iclaprim is a potential novel antibiotic, designed to be effective against bacteria that have developed resistance to other antibiotics, including trimethoprim. Iclaprim exhibits potent in vitro activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin sensitive Staphylococcus aureus (MSSA) and methicillin resistant Staphylococcus aureus (MRSA). The MIC90 of iclaprim was lower than most comparators including vancomycin and linezolid, standard of care therapies used in serious and life-threatening Gram-positive hospital infections. To date, iclaprim has been studied in over 1,000 patients and healthy volunteers. Iclaprim is administered intravenously at a fixed dose, with no dosage adjustment required in patients with renal impairment, or in obese patients. This may help reduce overall hospital treatment costs, especially in renally impaired patients.

About Motif Bio plc                                www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, and (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information please contact:

Motif Bio plc Contact:

Robert Dickey IV

Chief Financial Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com

Motif Bio plc Selected Financial Data

	Year	Year	Year
	ended	ended	ended
	12/31/2016	12/31/2015	12/31/2014
	US $	US $	US $
Continuing operations
General and administrative expenses	(4,912,150)	(3,577,180)	(1,096,116)
Research and development expenses	(34,794,815)	(4,680,940)	—
Gains on settlement of contract disputes	83,320	5,027	360,060
Operating loss	(39,623,645)	(8,253,093)	(736,056)

Interest income	69,754	15,028	78
Interest expense	(383,259)	(268,216)	(449,036)
Net foreign exchange losses	(250,926)	(9,644)	—
Loss from revaluation of derivative liabilities	(135,939)	—

Loss before income taxes	(40,324,015)	(8,515,925)	(1,185,014)
Income tax	(287)	(774)	(876)

Net loss for the year	(40,324,302)	(8,516,699)	(1,185,890)

Total comprehensive loss for the year	(40,324,302)	(8,516,699)	(1,185,890)

Net loss per share
Basic and diluted per share *	$(0.35)	$(0.14)	$(0.03)
Weighted average number of ordinary shares, basic and diluted	116,558,191	61,225,922	36,726,342

*  In accordance with IAS 33 “Earnings per share”, shares are not diluted where the entity has reported a loss for the period.

	December 31, 2016	December 31, 2015
	US $	US $

ASSETS
Non-current assets
Intangible assets	6,195,748	6,195,748
Total non-current assets	6,195,748	6,195,748

Current assets
Prepaid expenses and other receivables	401,064	167,657
Cash	21,829,632	28,594,347
Total current assets	22,230,696	28,762,004

Total assets	28,426,444	34,957,752

LIABILITIES
Non-current liabilities
Payable on completion of clinical trial	—	500,000
Total non-current liabilities	—	500,000

Current liabilities
Trade and other payables	12,319,117	987,083
Other interest-bearing loans and borrowings	—	3,747,961
Derivative liability	5,798,058	—
Payable on completion of clinical trial	500,000	—
Total current liabilities	18,617,175	4,735,044

Total liabilities	18,617,175	5,235,044

Net assets	9,809,269	29,722,708

EQUITY
Share capital	2,728,199	1,645,291
Share premium	57,348,694	38,534,280
Group reorganization reserve	9,938,362	9,938,362
Accumulated deficit	(60,205,986)	(20,395,225)

Total equity	9,809,269	29,722,708